Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2008	2007
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net Loss from continuing operation	$(27,645)	$(7,796)
Net Loss from discontinued operation	$-	$(416)

Net Loss as reported	$(27,645)	$(8,212)

Loss from continuing operation	$(0.48)	$(0.16)
Loss from discontinued operation	-	(0.01)

Loss per Class A Share	$(0.48)	$(0.17)

Weighted average number of shares used in
calculation (in thousands)	57,722	47,574